October 27, 2010

Dear Shareholder,

By now, you should have received your proxy materials for the A-Power Energy Generation Systems, Ltd. 2010 Annual Meeting of Stockholders currently scheduled to be held on November 17, 2010.  According to our records, your vote has not yet been received.

Proposal 1, approval of the issuance of any common shares issuable pursuant to the terms of the Company’s warrants in accordance with Nasdaq Marketplace Rule 5635 (d), is classified as a “non-routine” proposal under SEC and NYSE proxy rules.  If you do not provide specific voting instructions, your broker is not permitted to vote on your behalf – and your shares will not be counted.  We urge all stockholders who have not yet done so to vote immediately.

Your vote is extremely important. Please vote today! The fastest way to vote is to use the telephone or internet.  Instructions on how to vote using telephone or internet are located on the enclosed voting instruction form. You may also vote by completing, signing, dating and returning the voting instruction form in the envelope provided.

If you have any questions regarding any of the proposals or on how to vote your shares, please call Morrow & Co., LLC, our proxy solicitor, toll free at (800) 607-0088.

We appreciate your participation in the voting process.  Thank you for taking the time to vote your shares.

Sincerely,

/s/ Jinxiang Lu
Jinxiang Lu
Chairman of the Board of Directors and
Chief Executive Officer

No. 44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021